Coca-Cola Plaza

Atlanta, Georgia

July 14, 2011

Kathy N. Waller

Vice President and Controller

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Mr. Raj Rajan

Re:  SEC Staff Comment Letter dated June 20, 2011 (File No. 001-02217)

Dear Mr. Rajan:

We are in receipt of the SEC Staff’s comment letter dated June 20, 2011. We will respond to the SEC Staff’s comments on or before August 5, 2011.

Please do not hesitate to contact me at 404-676-6396 or Mark Randazza at 404-676-5859 if you have any questions regarding this letter.

Sincerely,

/S/ KATHY N. WALLER
Kathy N. Waller
Vice President and Controller

cc:   Mr. Mark Randazza, Assistant Controller